UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 2020

Commission File Number: 001-39466

XPENG INC.

No. 8 Songgang Road, Changxing Street

Cencun, Tianhe District, Guangzhou

Guangdong 510640

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes to the Board of Directors

Pursuant to the seventh amended and restated memorandum and articles of association of XPeng Inc. (the “Company”), Taobao China Holding Limited, an affiliate of Alibaba Group Holding Limited, appointed Mr. Jun Chen as a director of the Company to replace Mr. Yongfu Yu, effective November 17, 2020.

Jun Chen

Mr. Jun Chen currently serves as a senior vice president of Alibaba Group, and is also a managing director of Alibaba strategic investment group and the chief investment officer of Alibaba new retail fund. He has been in charge of strategic investments by Alibaba Group in various types of companies, including high-growth private companies and public companies listed in the PRC and overseas. The portfolio companies he manages cover a wide spectrum of industries in the Alibaba ecosystem including ecommerce, new retail, cloud/hi-tech, logistics, local life, healthcare, entertainment, innovation and funds.

He has more than 20 years of experience in investment, strategy management, strategic market development, and business and financial advisory services. Prior to joining Alibaba Group in 2011, Mr. Chen worked for SAP, a Fortune 500 high-tech software company from 1999 to 2011, taking roles including strategic adviser in the office of CEO and industry director. From 1995 to 1998, he worked as an auditor for Arthur Andersen Consulting Co. Ltd. Mr. Chen received an EMBA degree from INSEAD.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s expansion plans; the Company’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; the Company’s expectations regarding demand for, and market acceptance of, its products and services; the Company’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this Form 6-K is as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XPENG INC.

By:	/s/ Hongdi Brian Gu
Name:	Hongdi Brian Gu
Title:	Vice Chairman and President

Date: November 19, 2020

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